UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                      August
12, 2019

 John G. Sharkey
 Secretary
 TSR, Inc.
 400 Oser Avenue
 Hauppauge, NY 11788

         Re:     TSR, Inc.
                 PREC14A preliminary proxy statement filing made on Schedule
14A
                 Filed on August 6, 2019 by TSR, Inc.
                 File No. 001-38838

 Dear Mr. Sharkey,

         We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

 Schedule 14A

 1. The letter to stockholders contends that "the Board believes Zeff's director nominations and stockholder proposals are part of a scheme to take control of the Company." Please qualify or remove this statement given that the Zeff only appears to have nominated directors and such persons, if elected, would owe fiduciary duties to the stockholders, and no evidence has been offered to explain how such scheme to take control would be manifested.

 2. Please provide us with the factual foundation to support the Board's contention that Zeff is working together with Fintech Consulting LLC and QAR Industries, Inc. as an undisclosed
    "group." Alternatively, please delete the statement. Refer to Note b. of Rule 14a-9.
 Original Stockholder Nominations and Proposals, page 10
 3. Please refer to the following statements on page 11: "Based on public information, the Board determined that Mr. Eriksen has a history of noncompliance with securities laws. Mr. Eriksen serves as the CEO of a small company named Solitron Devices Inc., which under his leadership has failed to file annual reports with the SEC since June 28, 2016, causing the company to be delisted from the OTCQB in 2017. Furthermore, Mr. Eriksen serves as the
 John G. Sharkey
TSR, Inc.
August 12, 2019
Page 2

      sole manager of Eriksen Capital Management ("ECM"), an investment advisor. One of
      ECM's now-defunct investment vehicles, Green Oak Partners LP, was administratively dissolved in 2012 due to its failure to file annual reports. Furthermore, Solitron's auditor,
      BDO USA LLP, resigned as Solitron's accountant citing disagreement with Solitron over accounting irregularities." Please provide us with the exact public statements upon which the registrant relied, as well as any addition facts, to support each of these assertions, or delete the statements. Refer to Note b. of Rule 14a-9.

Form of Proxy

4. Please revise the description of the intended use of the discretionary authority available under
   Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests that the right to use discretionary authority is absolute.

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact me at (202) 551-3266 with any questions.


                                                               Sincerely,

                                                               /s/ Nicholas P.
Panos

                                                               Nicholas P.
Panos
                                                               Senior Special
Counsel
                                                               Office of
Mergers & Acquisitions
cc:      Rory A. Greiss, Esq.